Exhibit 99.(d)(1)(C)(i)

May 1, 2014

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated January 3, 2006 (the “Agreement”) between Voya Investments, LLC and Voya Clarion Real Estate Securities L.P. (“Clarion”), as amended, the sub-advisory fee for Voya Clarion Global Real Estate Portfolio (the “Portfolio”) was reduced on May 1, 2009.  On May 1, 2014, CBRE Clarion Securities LLC, the successor to Clarion, executed an amended and restated Sub-Advisory Agreement.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2014 through May 1, 2015.  The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Voya Investments, LLC from the May 1, 2009 expense reductions)

The Reduction shall be limited to an annual maximum of 50% of the savings to Voya Investments, LLC based on the level of assets of the Portfolio on May 1, 2009.

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Registrant.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic

Todd Modic

Senior Vice President

Voya Investments, LLC

Agreed and Accepted:

Voya Investors Trust

(on behalf of the Portfolio)

By:

/s/ Michael J. Roland

Michael J. Roland

Senior Vice President